                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 11-K

(Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1996

                                       OR

[   ]        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
             EXCHANGE ACT OF 1934

For the transition period from ________________ to ______________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

    Potters Savings and Loan 401(k) Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

    Potters Financial Corporation
    519 Broadway
    East Liverpool, Ohio 43920


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                              REQUIRED INFORMATION

Changes in Net Assets Available for Payment of Benefits
The Potters Savings and Loan Company
For the year ended December 31,
(At market value)

                                                                                          1996
                                                                                        -------
Net Assets at Beginning of Year                                                         $     0

Income
Contributions:
         Employee Deferrals                                                              19,078
         Employer Matching                                                                8,136
         Employer Discretionary                                                          25,304
         Other                                                                                0
                                                                                        -------
                                                                                         52,518
Investment Income and Appreciation                                                          563
                                                                                        -------

Total Income                                                                             53,081

Expenses
         Benefits Paid                                                                        0
         Administrative Fees                                                                  0

Total Expenses                                                                                0

Total Income Less Total Expenses                                                         53,081
                                                                                        -------

Net Assets at End of Year                                                               $53,081
                                                                                        =======

Net Assets Available for Payment of Benefits
The Potters Savings and Loan Company
At December 31,
(At market values)

                                                                                          1996
                                                                                        -------
Cash                                                                                    $     0
Plan Contributions Receivable:
         Employee Deferrals                                                               7,693
         Employer Matching                                                                3,269
         Employer Discretionary                                                          25,304
                                                                                        -------
                                                                                         36,266

         Investments in Pooled Funds                                                     16,815
         Loans to Participants                                                                0
                                                                                        -------

Total Assets                                                                            $53,081
                                                                                        =======
Liabilities
Accounts Payable                                                                        $     0
Other Liabilities                                                                             0
                                                                                        -------

Total Liabilities                                                                             0
                                                                                        -------
Net Assets                                                                              $53,081
                                                                                        =======

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                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                     POTTERS SAVINGS AND LOAN 401(K) RETIREMENT SAVINGS PLAN
                     -------------------------------------------------------
                                        (Name of Plan)

DATE: May 22, 1997                             /s/ Edward L. Baumgardner
                                               ----------------------------
                                                     (Signature)

                                               Edward L. Baumgardner
                                               ----------------------------
                                                     (Typed Name)